October 6, 2005

Via Facsimile at (313) 465-7439 and U.S. Mail

John P. Kanan, Esq.
Honigman Miller Schwartz and Cohn LLP
2290 First National Building
Detroit, Michigan 48226-3506

Re:	Rockwell Medical Technologies
	Form S-4 and Form SB-2 filed September 22, 2005
      File No. 333-127048

Dear Mr. Kanan:

	We have the following comments on your filing. The scope of our review has been limited to the terms of the exchange offer.
1. Please be advised we may have additional comments when you file your Schedule TO.

2. Please confirm supplementally that the offer will be open for at
least 20 full business days to ensure compliance with Rule 14e-
1(a).
Further, please confirm that the expiration date will be included in
the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
3. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day.

Forward-Looking Information, page ii
4. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A
No. 2 in Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Terms of Exchange Offer, page 13
5. We note that you reserve "the absolute right to waive any defects or irregularities in the exchange or conditions" and that you" also reserve the right towaive any defects, irregularities or conditions of exchange as to particular Old Warrants." Please revise your disclosure to make clear that, should you waive a condition, you will do so as to all security holders
6. Throughout this section you make reference to the conditions of the offer but we are unable to locate a discussion of such conditions. Please revise your prospectus to describe all conditions to the offer.
7. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
8. Please revise to state that the issuer will issue the new securities promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).
Expiration Date, page 14
9. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding securities or otherwise satisfies the requirements of Rule 14e-1(d).


Discussion of United States Federal Income Tax Consequences, page
17

10. Revise your discussion to clarify that this section constitutes the opinion of counsel.

Exhibit 8.1
11. If counsel elects to use a short-form opinion, the exhibit and prospectus both must state clearly that the tax discussion in the prospectus is counsel`s opinion. A statement that the discussion is accurate is not sufficient.



Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 55-3345.


      						Sincerely,



							Michael Pressman
							Special Counsel
							Office of Mergers
and Acquisitions

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October 6, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE